# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 03/13/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c), Rule 13d-1(d)
Filed by CIK 0001598176

## Reporting persons
- Bayshore Capital Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 15,469,231; sole dispositive power 0; shared dispositive power 15,469,231; aggregate amount beneficially owned 15,469,231 (18.88% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 81,952,420 shares of common stock, par value $0.0001 per share (the "Shares"), of USA Rare Earth, Inc. (the "Issuer") outstanding as of March 13, 2025 (according to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 19, 2025).
- Bayshore Rare Earths II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,808,529; sole dispositive power 0; shared dispositive power 11,808,529; aggregate amount beneficially owned 11,808,529 (14.41% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 81,952,420 Shares of the Issuer outstanding as of March 13, 2025 (according to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 19, 2025).
- Bayshore MGR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,808,529; sole dispositive power 0; shared dispositive power 11,808,529; aggregate amount beneficially owned 11,808,529 (14.41% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 81,952,420 Shares of the Issuer outstanding as of March 13, 2025 (according to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 19, 2025).
- Tready A. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,469,231; sole dispositive power 0; shared dispositive power 15,469,231; aggregate amount beneficially owned 15,469,231 (18.88% of the class)
  Comment: Tready A. Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC ("Bayshore Capital") and exercises sole voting and dispositive control over the securities held directly and indirectly by Bayshore Capital and may be deemed to beneficially own all of their reported Shares of the Issuer. Ms. Smith expressly disclaims beneficial ownership of all Shares beneficially owned by Bayshore Capital except to the extent of her pecuniary interest therein.
  
  Such percentage in row 11 is based on an aggregate of 81,952,420 Shares of the Issuer outstanding as of March 13, 2025 (according to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 19, 2025).

## Item 1. Issuer
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, OK 74075

## Item 2. Person Filing
Name of person filing:
Bayshore Capital Advisors, LLC

Bayshore Rare Earths II, LLC

Bayshore MGR, LLC

Tready A. Smith
Address of principal business office or, if none, residence:
1700 S. MacDill Avenue Suite 340, Tampa, FL 33629

1700 S. MacDill Avenue Suite 340, Tampa, FL 33629

1700 S. MacDill Avenue Suite 340, Tampa, FL 33629

1700 S. MacDill Avenue Suite 340, Tampa, FL 33629
Citizenship:
Florida

Delaware

Delaware

U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 15,469,231
Percent of class: 18.88%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,469,231
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,469,231

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Acquisition Statement Pursuant to Rule 13d-1(k)

## Signatures
- Bayshore Capital Advisors, LLC: /s/Tready A. Smith, Tready A. Smith/as Chief Executive Officer (03/25/2025)
- Bayshore Rare Earths II, LLC: /s/Tready A. Smith, Tready A. Smith/as Manager (03/25/2025)
- Bayshore MGR, LLC: /s/Tready A. Smith, Tready A. Smith/as Manager (03/25/2025)
- Tready A. Smith: /s/Tready A. Smith, Tready A. Smith (03/25/2025)